Exhibit 99.5

CERTIFICATION

I, Scott C. Balfour, certify that:

1.	I have reviewed this annual report on Form 40-F/A of Emera Incorporated; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 1, 2019

/s/ Scott C. Balfour

Scott C. Balfour

President & Chief Executive Officer